                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*

                   AUTOLOGIC INFORMATION INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER)

                          AUTOLOGIC ACQUISITION CORP.
                         A WHOLLY-OWNED SUBSIDIARY OF
                               AGFA CORPORATION
                         A WHOLLY-OWNED SUBSIDIARY OF
                               AGFA-GEVAERT N.V.
                                  (OFFERORS)
--------------------------------------------------------------------------------
   (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                   PERSON))

                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   052803103
--------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ROBERT K. SARAFIAN, ESQ.
                               AGFA CORPORATION
                            200 BALLARDVALE STREET
                             WILMINGTON, MA 01887
                                (978) 658-5600

                                    Copy to:

                            MITCHELL S. BLOOM, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                               BOSTON, MA 02110
                                (617) 248-7000

--------------------------------------------------------------------------------
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE
    ------------------------------------------------------------------------
    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE

    ------------------------------------------------------------------------
                *SET FORTH THE AMOUNT ON WHICH THE FILING FEE IS
                  CALCULATED AND STATE HOW IT WAS DETERMINED.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A

Form or Registration No.:   N/A

Filing Party:   N/A

Date Filed:   N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [_]

           AGFA TO ACQUIRE AUTOLOGIC INFORMATION INTERNATIONAL, INC.

        BRINGS RICHER PRODUCT ASSORTMENT TO BROADER RANGE OF CUSTOMERS.

     Mortsel, Belgium and Thousand Oaks, CA (USA) - 26 September 2001 - Agfa-Gevaert N.V. (AGFB.BRU) and Autologic Information International, Inc. (NASDAQ:
AIII) jointly announced that Agfa Corporation in Ridgefield Park, NJ and Autologic have signed a definitive agreement under which Agfa will acquire Autologic of Thousand Oaks, CA. Under the terms of the agreement, a newly formed Agfa subsidiary will make a cash tender offer for all of the outstanding shares of Autologic common stock at a price of $7.127 per share. The all cash transaction is valued at approximately $42,458,000.

     Autologic designs, manufactures, markets and services computer-based electronic prepress systems to the publishing industry. The company employs approximately 370 people worldwide and operates through wholly owned subsidiaries in eight countries and through specialized distributors in the rest of the world. Sales in Autologic's fiscal year ended November 3, 2000 amounted to $81 million.

     "The acquisition of Autologic builds on Agfa's commitment to develop and market advanced digital prepress production systems for the publishing and printing industry. The focus of Agfa's Graphic Systems Business Group is on the commercial, newspaper and packaging printing industries," said Agfa CEO, Ludo Verhoeven, "Autologic's customers, products and resources fit perfectly with our strategic objectives."

     "Our Board concluded that the transaction is fair to, and in the best interests of, our stockholders," said Autologic Chairman of the Board and CEO, William Shaw.

     "Autologic computer-to-plate (CtP) and computer-to-film (CtF) systems have earned an excellent reputation for reliability and productivity," said Marc Elsermans, general manager of Agfa's graphic systems business group. "The company's loyal and long-standing customer base, especially in North America, adds to Agfa's strong presence in Europe. Autologic's newest developments in production workflow software and output systems augment and complement Agfa's. In particular, Autologic's newspaper customers will benefit from Agfa's broad range of systems which include graphic film, analogue and digital plates and proofing systems."

     The offer, which is expected to be completed before year-end, is subject to customary conditions. The offer will be followed by a back-end merger of the Agfa subsidiary with and into Autologic. The transaction is subject to customary closing conditions. All of Autologic's directors and executive officers, as well as the majority shareholder of Autologic, Volt Information Sciences, Inc. (NYSE: VOL), have agreed to tender their shares in the offer and/or vote in favour of the Agfa acquisition.

      The offer is expected to commence as soon as practicable following filing of required documents with the Securities and Exchange Commission.

This news release is for informational purposes only. It does not constitute an offer to purchase shares of Autologic or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Agfa commences the offer, Agfa will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and Autologic will file a solicitation/recommendation statement on Schedule 14D-9. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF AUTOLOGIC ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. These documents will be provided to Autologic security holders at no expense to them and, when filed with the Securities and Exchange Commission, may be obtained free at www.sec.gov.

ABOUT AGFA CORPORATION.

Agfa Corporation is the U.S. subsidiary of the Agfa Group, which ranks among the world's leading imaging companies. Agfa develops, produces and markets analogue and digital systems, primarily for the graphics industry, medical radiography, nondestructive testing, micrographic and motion picture film, and consumer imaging and photography markets. Agfa has its headquarters in Mortsel, Belgium, employing 22,000 people in 40 countries. Worldwide sales for 2000 were 5.26 billion Euros. In the U.S., Agfa is headquartered in Ridgefield Park, NJ, and employs 4,000 people. Product and company information may be found on Agfa's home page on the World Wide Web at www.agfa.com.

ABOUT AUTOLOGIC.

Autologic Information International (NASDAQ Symbol "AIII ") designs, produces, sells and maintains computer-based systems that automate the pre-press production steps in the publishing process, servicing newspapers, commercial printers and others having internal publishing facilities. Autologic has offices and distributors throughout the world. For more information visit the corporate web site www.autologic.com.


Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements regarding expected benefits of the Autologic acquisition. These statements are based on management's current expectations and estimates; actual results may differ materially due to certain risks and uncertainties. For example, Agfa's ability to achieve expected results may be affected by competitive price pressures, inability to successfully integrate Autologic's operations, failure of the transaction to close due to failure of customary conditions to be met, failure of Autologic shareholders to tender shares or to approve the merger, if that approval is necessary, inability of the combined company to retain key executives and other personnel, conditions of the economy, industry growth and internal factors, such as the ability to control expenses.

                                       2